SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the letter filed with the Comision Nacional de Valores and Bolsas y Mercados Argentinos on November 2, 2020.

By letter dated October 26, 2020, the Company announces the results of the Early Bird of Series XXXII Notes. As of October 30, deadline for accessing the Early Bird, exchange orders have been submitted for a total amount equivalent to USD 31,820,655 for Series XXXII Notes.

Consequently, the cash payment component established for the option that includes Series XXXI Notes will be increased from USD 0.40 to at least USD 0.70 for each USD 1 presented.

All existing notes presented on or before the above mentioned deadline have been accepted by the Company and will be eligible to receive the consideration on the Issue and Settlement Date, provided the conditions of the Exchange Offer and that the Company resolves to issue the Notes.

As timely announced, the Exchange Offer will expire at 8:00 p.m. (BA time) on November 5, 2020, unless it is extended by the Company.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
November 2, 2020